UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 11 )*

Stewart Enterprises, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

860370105

(CUSIP Number)

December 31, 2010

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)

Rule 13d-1(c)

✓	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 860370105                                             13G                                             Page 2 of 5 Pages

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Frank B. Stewart, Jr.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)
(b)

3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,862,795 shares – Class A1 3,555,020 shares – Class B (convertible into equal number of Class A)
	6	SHARED VOTING POWER 353,880 shares – Class A
	7	SOLE DISPOSITIVE POWER 6,862,795 shares – Class A1 3,555,020 shares – Class B (convertible into equal number of Class A)
	8	SHARED DISPOSITIVE POWER 353,880 shares – Class A
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,216,675 shares – Class A1 3,555,020 shares – Class B
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1% - Class A2 100.0% - Class B
12		TYPE OF REPORTING PERSON IN

1

Represents shares beneficially owned by Frank B. Stewart, Jr. as of December 31, 2010, and includes 65,117 shares Mr. Stewart is required to retain until he ceases to serve on the Board of Directors.

2

Based on 88,240,888 Class A Shares outstanding as of December 31, 2010.

CUSIP No. 860370105                                             13G                                             Page 3 of 5 Pages

Item 1.

(a)

Name of Issuer

Stewart Enterprises, Inc.

(b)

Address of Issuer’s Principal Executive Offices

1333 South Clearview Parkway

Jefferson, LA 70121

Item 2.

(a)

Name of Person Filing

Frank B. Stewart, Jr.

(b)

Address of Principal Business Office or, if none, Residence

111 Veterans Memorial Boulevard, Suite 160, Metairie, Louisiana 70005

(c)

Citizenship

United States

(d)

Title of Class of Securities

Class A Common Stock, no par value per share; Class B Common Stock, no par value per share

(e)

CUSIP Number

860370105

Item 3.

If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

(e)	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the
Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	Group, in accordance with §240.13d-1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________.

CUSIP No. 860370105                                             13G                                             Page 4 of 5 Pages

Item 4.

Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)

Amount beneficially owned:

7,216,675 shares Class A

3,555,020 shares Class B

 (b)

Percent of class:

 8.1% Class A

100.0% Class B

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote

6,862,795 shares Class A

3,555,020 shares Class B

(ii)

Shared power to vote or to direct the vote

353,880 shares Class A

(iii)

Sole power to dispose or to direct the disposition of

6,862,795 shares Class A

3,555,020 shares Class B

(iv)

Shared power to dispose or to direct the disposition of

353,880 shares Class A

Instruction.  For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Instruction: Dissolution of a group requires a response to this item.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

Frank B. Stewart, Jr. Foundation (a non-profit corporation) has the right to receive dividends from, and proceeds from the sale of, 353,880 shares owned by it with respect to which Mr. Stewart shares voting and investment power.

Item 7.

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.

Identification and Classification of Members of the Group.

Not Applicable

Item 9.

Notice of Dissolution of Group.

Not Applicable

Item 10.

Certifications.

Not Applicable

CUSIP No. 860370105                                             13G                                             Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2011

By:	/s/ Frank B. Stewart, Jr.
Frank B. Stewart, Jr.